EXHIBIT 99.1

Equinor ASA: Announcement of cash dividend of 3.7324 NOK per share for second quarter 2025

Equinor ASA (OSE: EQNR, NYSE: EQNR) announced on 23 July 2025 a cash dividend per share of USD 0.37 for second quarter 2025.

The NOK cash dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 14 November 2025, in total seven business days.

Average Norges Bank fixing rate for this period was 10.0875. Total cash dividend for second quarter 2025 is consequently NOK 3.7324 per share.

On 26 November 2025, the cash dividend will be paid to relevant shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.